Filed by Archipelago Holdings, Inc. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Companies:
Archipelago Holdings, Inc.
(Commission File No. 001-32274)
The New York Stock Exchange, Inc

Archipelago Files a Current Report on Form 8-K with respect to the Amended Terms of the NYSE Transaction

CHICAGO, July 21 /PRNewswire-FirstCall/ — Archipelago Holdings, Inc. (PCX: AX), owner and operator of the Archipelago Exchange(SM) (ArcaEx®), the nation’s first open, all- electronic stock exchange, today announced that in accordance with SEC requirements the company has filed a Current Report on Form 8-K relating to the amended terms of the company’s merger with the New York Stock Exchange, Inc.  The filing is available on www.sec.gov and www.archipelago.com .

About Archipelago

Archipelago Holdings, Inc. (PCX: AX - News) owns and operates the Archipelago Exchange (ArcaEx). ArcaEx is the first totally open all-electronic stock market in the United States. Through its alliance with the Pacific Exchange, Inc., Archipelago operates ArcaEx as the exclusive equities trading facility of PCX Equities, Inc. Through ArcaEx, Archipelago customers can trade over 8,000 equity securities, including securities listed on the New York Stock Exchange®, Nasdaq®, American Stock Exchange® and Pacific Exchange®. ArcaEx is regulated by the Pacific Exchange. The Archipelago ECN, a precursor to ArcaEx, was one of the four original ECNs, formed in December 1996 with Townsend Analytics.  For more information please visit http://www.arcaex.com.

Forward-Looking Statements

Certain statements in this press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on Archipelago’s current expectations and involve risks and uncertainties that could cause Archipelago’s actual results to differ materially from those set forth in the statements. There can be no assurance that such expectations will prove to be correct. Factors that could cause Archipelago’s results to differ materially from current expectations include: general economic and business conditions, industry trends, competitive conditions, regulatory developments as well as other risks or factors identified in the Company’s filings with the Securities Exchange Commission, including its Report on Form 10-K for the fiscal year ending December 31, 2004 which is available on the Company’s website at http://www.archipelago.com. You should not place undue reliance on forward- looking statements, which speak only as of the date of this press release. Except for any obligation to disclose material information under the Federal securities laws, Archipelago undertakes no obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this press release.

Important Acquisition Information with Respect to Archipelago’s Merger with the NYSE

In connection with the proposed merger of Archipelago and the NYSE, the parties filed a registration statement on Form S-4 with the SEC on July 21, 2005, containing a preliminary joint proxy statement/prospectus regarding the proposed transaction.  The registration statement has not yet become effective.  The parties will file other relevant documents concerning the proposed transaction with the SEC.  ARCHIPALGO’S SHAREHOLDERS AND MEMBERS OF THE NYSE ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED BY THE PARTIES WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Shareholders of Archipelago and members of the NYSE will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Archipelago and the NYSE without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of the joint proxy statement/prospectus can also be obtained, without charge, once they are filed with the SEC, by directing a request to Archipelago, Attention: Investor Relations, at 100 S. Wacker Drive, Suite 1800, Chicago, Illinois 60606 or calling (888) 514-7284.

Archipelago, NYSE and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Archipelago stockholders in respect of the proposed transaction. Information regarding Archipelago’s directors and executive officers is available in Archipelago’s proxy statement for its 2005 annual meeting of stockholders, dated March 31, 2005. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Archipelago Contacts:

Margaret Nagle

312-442-7083